COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com

April 19, 2007

07022813

RECEIVED
2007 APR 23 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Comission
100 F Street N.E
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed properly with the Securities and Exchange Commission:

1. Form 1 Submission – Change in Securities (CCPI - April 10, 2007)
2. Form 1 Submission – Change in Securities (CPIF – April 10, 2007)
3. Form 5 Submission – Dividend/Distribution Declaration (April 19, 2007)
4. News Release - Countryside Power Income Fund Declares April Distribution (April 19, 2007)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

PROCESSED
APR 26 2007 E
THOMSON
FINANCIAL

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

Dlw 4/24

Cc: Allan Rothman
Vice President and General Counsel
Countryside Ventures LLC

Countryside Canada Power Inc. 495 Richmond Street Suite 920 London Ontario Canada N6A 5A9 tel: 519.435.0298 fax: 519.435.0396

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	441,610	As at :	03/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	441,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	04/10/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	20,812,097	As at :	03/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	20,812,097		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	04/10/2007

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0863	CDN	04/19/2007	04/30/2007	05/31/2007

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	04/19/2007

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Declares April Distribution

Bank Syndicate Extends Waiver

(London, Ontario, April 19, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") announced that its April 2007 distribution of $0.0863 per unit will be paid on May 31, 2007, to unitholders of record as at April 30, 2007. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

The Fund also announced that its bank syndicate has agreed to a waiver and amendment of the existing credit facility to, among other things, extend the current waiver from May 31, 2007, to July 31, 2007, in order to accommodate the expected conclusion of the strategic review process currently under way, subject to ongoing compliance with financial covenants.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

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Further information:

Andrew Kondraski
Senior Account Executive

BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO

Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration

Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

END